Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102
1.	Name and Address of Company

Goldcorp Inc. (“Goldcorp”) Park Place, Suite 3400, 666 Burrard Street Vancouver, British Columbia V6C 2X8

2.	Date of Material Change

January 8, 2009

3.	News Release

A news release with respect to the material change referred to in this report was issued through Marketwire on January 8, 2009 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Goldcorp announced record fourth quarter gold production of 692,000 ounces. Gold production for the 2008 year exceeded 2.3 million ounces, meeting previously issued guidance.

Goldcorp also provided production and cash cost guidance for the 2009 year. Goldcorp expects to produce approximately 2.3 million ounces of gold at a total cash cost of approximately US$365 per ounce on a by-product basis and US$400 per ounce on a co-product basis. Forecast production increases at most of Goldcorp’s mines are expected to be offset by significant planned declines at Alumbrera and El Sauzal.

5.	Full Description of Material Change

Goldcorp announced record fourth quarter gold production of 692,000 ounces. Gold production for the 2008 year exceeded 2.3 million ounces, meeting previously issued guidance.

Goldcorp’s year-end unaudited financial statements are expected to be released on February 19, 2009. The calculation of operating costs for 2008 has not yet been completed, but total cash costs(1) are expected to meet previous 2008 guidance of approximately US$300 per ounce of gold on a by-product basis.

(1)
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Goldcorp also provided production and cash cost guidance for the 2009 year. Goldcorp expects to produce approximately 2.3 million ounces of gold at a total cash cost of approximately US$365 per ounce on a by-product basis and US$400 per ounce on a co-product basis. Forecast production increases at most of Goldcorp’s mines are expected to be offset by significant planned declines at Alumbrera and El Sauzal.
Goldcorp’s strong cash flows, debt-free balance sheet and an undrawn US$1.5 billion credit facility will fund key near-term growth projects including start-up of the first sulphide mill circuit at Peñasquito, construction of the large Pueblo Viejo project and completion of the Red Lake underground development program. Spending at certain longer-term growth projects will be temporarily deferred while these key projects are developed, including shaft construction projects at Éléonore in Quebec and Cochenour at Red Lake. At Porcupine, plans for an open pit and potential underground operation at Hollinger will also be deferred. Sufficient resources have been allocated to these projects in 2009 to maintain continuity of exploration, engineering and permitting programs, while maintaining the ability to accelerate development when market conditions improve.
Assumptions used to forecast total cash costs for 2009 include a by-product silver price of US$10.00 per ounce; a by-product copper price of US$1.75 per pound; an oil price of US$65 per barrel and the Canadian dollar and Mexican peso at US$1.20 and US$12.50 respectively to the US dollar. Goldcorp is currently evaluating opportunities to contain input costs and minimize foreign exchange risk through the hedging of both oil and currencies.
Gold production levels on a quarterly basis are expected to be generally consistent throughout 2009. Mine-by-mine actual 2008 gold production statistics and estimated 2009 gold production are as follows:

Mine	2008 Production	2009 Forecast
Red Lake	629,000	620,000
Porcupine	291,000	290,000
Musselwhite	210,000	235,000
Marigold (66.7%)	96,000	95,000
Wharf	61,000	55,000
Los Filos	214,000	245,000
El Sauzal	274,000	165,000
Peñasquito	20,000	70,000
San Dimas	87,000	95,000
Alumbrera (37.5%)	189,000	160,000
Marlin	241,000	270,000
San Martin	12,000	—

Total	2,324,000	2,300,000

Canada
An emphasis on underground mine development and enhanced underground exploration at Red Lake will result in similar 2009 gold production levels compared to 2008. The completion in 2009 of a major multi-year infrastructure investment will restore shorter-term operational flexibility and provide the platform for longer-term production increases. Opportunities to enhance Red Lake’s core production, including an open pit and redevelopment of the Cochenour mine, will be studied and advanced according to the Company’s capital spending program.
At Musselwhite, exploration success over the last several years has identified higher grade ore in the PQ Deeps area, which will begin to be reflected in increased gold production and decreased total cash costs in 2009 and beyond. Engineering work has commenced on underground infrastructure upgrades to support increased ventilation and higher underground mining rates, resulting in expected performance improvement at the mine in future years.
Total cash costs at Porcupine mine are also expected to decline as the Company has taken several steps to optimize operations. Stripping of waste rock for the next phase of the Pamour pit has been deferred, and the surface operations will move to mining of ore stockpiles by mid-2009, resulting in lower operating costs during the year.
Mexico
On December 8, 2008, Goldcorp provided a detailed update of its Peñasquito project in Zacatecas state. As reported, the project remains on schedule for mid-year mechanical completion of the sulphide mill (SAG Line 1) and production of initial concentrates in the fourth quarter of 2009, with commencement of commercial production scheduled for January 1, 2010. Construction of the second SAG line will continue throughout the year.
Improved operations at Los Filos are expected to lead to increased gold production in 2009. A substantial production decrease is forecast at El Sauzal as the mine nears the end of its life. The priority at El Sauzal over its remaining four-year mine life will focus on maintaining low costs and optimizing operations for eventual mine closure.
Central and South America
Another solid year is expected at Marlin in Guatemala. Improvements in underground mining experienced in 2008 are expected to contribute to continued production strength in 2009. At the Company’s 37.5%-owned Alumbrera mine in Argentina, expected decreases in copper and gold production in 2009 are consistent with a general downward trend in metals production over the mine’s remaining nine-year life.
Financial Guidance
Capital expenditures for 2009 are forecast at approximately US$1.4 billion, including US$530 million for Peñasquito and US$430 million for Pueblo Viejo. Exploration expenditures in 2009 are expected to amount to approximately US$95 million, of which approximately one-third will be expensed, with efforts focused on replacing reserves mined throughout the year. General and administrative expense is forecast at US$74 million for the year. Depreciation, depletion and amortization expense is expected to be approximately US$205 per ounce of gold produced, and the Company expects an overall effective tax rate of 40% for 2009.

Five Year Forecast
Peñasquito remains the primary driver of the Company’s 50% gold production growth expected in the next five years, with significant contributions from Red Lake and Pueblo Viejo. Year-by-year gold production is forecast as follows:

Year	Forecast Gold Production
2009	2.3 Million
2010	2.6 Million
2011	2.9 million
2012	3.2 Million
2013	3.5 Million
At US$10 silver, US$1.75 copper, US$0.50 zinc and US$0.50 lead, by-product cash costs are expected to trend below US$300 per ounce over the 5-year plan, positioning the Company for strong sustained margins and cash flows over the long term.
Cautionary Note Regarding Forward-Looking Statements
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, zinc and lead as well as those factors discussed in the section entitled “General Development of the Business — Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.
6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Charles Jeannes, President and Chief Executive Officer of Goldcorp at (604) 696-3000.

9.	Date of Report

January 14, 2009.